UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	Yosen Group, Inc.

Address of principal executive office:	368 HuShu Nan Road
City State and ZIP Code:	HangZhou City, Zhejiang Province, China 310014

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

From 2007 until the first quarter of 2017, the registrant, through its subsidiary, Capital Future Developments Limited (“Capital”) and its subsidiaries and affiliates, was engaged in the resale and distribution of third party products such as mobile phones, facsimile machines, DVD players, stereos, speakers, MP3 and MP4 players, iPods, electronic dictionaries, CD players and audio systems. As a result of declining sales and continuing losses, the registrant discontinued this business. The registrant had previously imported into China digital products, baby products, health nutrition and frozen food products, but this business had been discontinued prior to December 31, 2017

On February 15, 2018, the registrant's directors and officers resigned and the registrant brought in new management and changed its business plan. The Company intends to open, manage and operate upscale restaurants and licensing our restaurants to restaurant operators. The Company may also enter into agreements with licensees pursuant to which its wholly-owned subsidiary and the licensee would invest in the restaurant. As of June 30, 2018, the Company has not generated any revenues from this business.

Following the Company’s decision to change its operations, as a result of which it would no longer be engaged in its former business, on May 22, 2018, the Company transferred to the former chief executive officer all of the stock in Capital in exchange for the transfer by the former chief executive to the Company of 1,738,334 shares of the Company’s common stock, which is all of the Company’s common stock owned by him. The 1,738,334 shares acquired by the Company was cancelled. The transfer of the stock of Capital is treated as a disposal of subsidiary. The gain from the sale of the subsidiary is reported on the consolidated statement of operations and comprehensive loss.

Because of both the change in management, with new directors and new chief executive and financial officers, and the change in business and the disposition of the subsidiary, the registrant was not able to complete its quarterly financial statements without undue hardship and expense and requires additional time to complete the Form 10-Q for June 30, 2018. The registrant undertakes to file such report no later than five days after its original prescribed due date.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Zinan Zhou	+(86) 0571	88381700
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's report on Form 10-Q for the quarter ended June 30, 2018 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements because of the change in business and the transfer of the stock of Capital to the former chief executive as described in Part III..

Based on preliminary information, the registrant expects to report no revenue from continuing operations for the three and six months ended June 30, 2018 and a loss from continuing operations of approximately $69,000 and $137,000 for the three and six months ended June 30, 2018, respectively. Because the prior operations are treated as discontinued operations, the registrant expect report no revenue and a loss from continuing operations of approximately $62,000 and $124,000 for the three and six months ended June 30, 2017, respectively. During the three and six months ended June 30, 2018 the registrant recognized a gain of approximately $4.3 million for the disposition of Capital. This gain is reflected in our statement of operations as a gain from the transfer of stock of a subsidiary. For the three and six months ended June 30, 2018, the registrant expects to report a loss from discontinued operations, net of income taxes, of approximately $70,000 and $222,000, respectively, and for the three and six months ended June 30, 2017, the registrant expects to report a loss from discontinued operations, net of income taxes, of approximately $407,000 and $695,000, respectively. The preliminary results of operations have not been reviewed by the registrant's independent accountants and are subject to any adjustments which may result from such review.

Yosen Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: August 15, 2018	By:	/s/ Zinan Zhou
Zinan Zhou
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.